NEWTECH BRAKE CORP.
                              779 INDUSTRIAL BLVD.
                                 BLAINVILLE, QC
                                 CANADA J7C 3V3

February 10, 2003

VIA EDGAR
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Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

     RE:        WITHDRAWAL  OF  REGISTRATION   STATEMENT  ON  FORM  SB-2  (THE
                "REGISTRATION STATEMENT") FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 24, 2003 (REGISTRATION NO. 333-89330)

Ladies and Gentlemen:

Pursuant to Rule 477(a) under the General Rules and Regulations under the Securities Act of 1933, as amended (the "1933 Act"), submitted electronically via the EDGAR system, please consider this correspondence as an application to the U.S. Securities and Exchange Commission (the "SEC") for an order permitting New Tech Brake Corp. (the "Registrant") to withdraw the Registration Statement on Form SB-2, filed by the Registrant on January 24, 2003 (the "Registration Statement").

No securities were sold in connection with the Registration Statement. The withdrawal is being sought at the request of the SEC upon notification from the SEC that the Registrant's private placement must be completed and that a new registration statement should be filed with the SEC with respect to such offering. The Registrant respectfully requests that, in accordance with the provisions of Rule 477(a) under the 1933 Act, the SEC issue an order granting the desired withdrawal.

Sincerely,



/s/ Yvon Rancourt
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Yvon Rancourt,
President, Chief Executive Officer,
Chief Operating Officer and
Chairman